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                     April 26, 2023

       Dana Green
       Chief Executive Officer
       GlobalTech Corp
       3550 Barron Way, Suite 13a
       Reno, NV 89511

                                                        Re: GlobalTech Corp
                                                            Amendment No.1 to
Form 10-K for the Fiscal Year Ended December 31, 2022
                                                            File No. 000-56482

       Dear Dana Green:

              We have reviewed your filing and April 4, 2023 response to our comments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 9, 2023 letter.
 Dana Green
FirstName
GlobalTechLastNameDana  Green
             Corp
Comapany
April       NameGlobalTech Corp
       26, 2023
April 226, 2023 Page 2
Page
FirstName LastName
Amendment No. 1 to Annual Report on Form 10-K

Description of Business
General Information
Form and Year of Organization, page 4

1. We note your response to prior comment 1. As previously requested, please reconcile the
         ownership structure disclosed in WorldCall Telecom Limited   s
September 30, 2022
         Quarterly Report to the corporate structure presented in your filing. That is, provide us with your computation of the percentage of shares held by Worldcall Services (Private)
         Limited and Ferret Consulting F.Z.C., and reconcile these amounts to the ownership structure disclosed by WorldCall Telecom Limited. You indicate that the local disclosure required by WorldCall Telecom Limited does not include Convertible Preference Shares.
         However, we note from your disclosure on page F-32 that the total number of Convertible
         Preference Shares issued by WorldCall Telecom Limited was only 52,500 and these shares were issued to Oman Telecommunications Company. Explain why your disclosure indicates that you own more than 50% of WorldCall Telecom Limited, while WorldCall
         Telecom Limited   s disclosure indicates your subsidiaries own less
than 50% of WorldCall
         Telecom Limited, in aggregate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Updates on plans:, page 49

2. Provide more detail with whom you are finalizing "arrangements" to provide a public blockchain network in Pakistan.
3. With respect to your planned Public Blockchain Network, we note that you plan to deploy
         your network as a    Blockchain-as-a-service   . Please provide more
detail as to how your
            Blockchain-as-a-service    will function. In this regard, explain
how you will market this
         service to the "education, logistics and financial services" sectors. Provide examples of how you envision the commercialization of your network materializing.
4. To the extent that you plan to develop your network on an established blockchain, please revise your disclosure to identify which blockchain network you are planning to utilize and include a discussion of the impact of transaction fees.
5.       We note that your Public Blockchain Network will be    integrated into
payment platforms,
         providing transaction access through existing financial and banking
institutions    and that
            monetization will result from a percentage charge on financial transactions executed on
         the platform.    With a view towards expanded disclosure, please
explain how your
         proposed network will be integrated into payment platforms at existing financial and banking institutions.
 Dana Green
FirstName
GlobalTechLastNameDana  Green
             Corp
Comapany
April       NameGlobalTech Corp
       26, 2023
April 326, 2023 Page 3
Page
FirstName LastName
6. We note that you intend to utilize smart contracts for your target services. Please include risk factor disclosure regarding the risk of coding errors or security vulnerabilities within the smart contracts and provide a more complete discussion regarding smart contract functionality and limits.
7. Please disclose whether your planned Public Blockchain Network will utilize any native crypto asset(s) and, to the extent it does, whether you plan to issue any crypto assets to be used in connection with the payment of services. Additionally, please disclose whether your planned Public Blockchain Network and, to the extent you will utilize them, crypto assets will be available in the U.S. or to U.S. persons.
Liquidity and Capital Resources
Cash flows from operating, investing, and financing Activities, page 51

8. You indicate that you held cash and cash equivalents of $3,120,572 and $3,670,589 as of
         December 31, 2022 and 2021, respectively, and this balance is a source of funding to satisfy your cash requirements over the next 12 months and beyond. Please revise to clarify that these amounts include restricted cash that is not available for immediate ordinary business use.
Consolidated Statement of Cash Flows for the Years Ended December 31, 2022 and 2021, page
F-6

9. We note that cash flows from long-term loans and other assets are classified as operating activities and cash flows used in the issuance of long-term loan are classified as investing activities. Please explain the nature of these items and tell us why the classification is appropriate based on the guidance in ASC 230-10-45. In addition, please explain why the issuance of the long-term loan in 2021 is represented as a cash outflow. In this regard, tell us whether this line item should be described as the repayment of a long-term loan.
Notes to Consolidated Financial Statements
Note 2. Basis of Preparation of Consolidated Financial Statements
Business Combinations, page F-11

10. We note the disclosure included in response to prior comment 13. Per ASC 805-10-45-2, the assets and liabilities of EBI, as the accounting acquiree, should be recognized and measured in accordance with the guidance in ASC 805 applicable to business combinations. As previously requested, please provide the disclosures in ASC 805-20-50 and ASC 805-30-50 related to the acquisition of EBI, the accounting acquiree. That is, also disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, the acquisition-date fair value of the total consideration transferred, and a qualitative description of the factors that make up the goodwill recognized. Refer to the example in ASC 805-10-55-37.
 Dana Green
FirstName
GlobalTechLastNameDana  Green
             Corp
Comapany
April       NameGlobalTech Corp
       26, 2023
April 426, 2023 Page 4
Page
FirstName LastName
11. We note your response to prior comment 14. Please clarify how you determined the acquisition-date fair value of the WHI shares effectively transferred. That is, your response indicates that you used the book value of WHI, but you also indicate that you used the valuation techniques of discounted cash flow and replacement cost methods. Tell us how the trading price of WorldCall Telecom Limited stock was considered in your
         valuation, considering that it appears that WHI   s assets primarily
consist of its
         investments in WorldCall Telecom Limited through its ownership in Worldcall Services
         (Private) Limited and Ferret Consulting F.Z.C.
Note 3. Acquisitions, page F-15

12.      In response to prior comment 17, you state that    WTL was not
acquired before the
         acquisition of its parent.    However, your response then explains
that WTL   s parent was
         not acquired until November 30, 2021, which is after the acquisition date of WTL on October 18, 2017. Therefore, it does appear that your financial statements reflect the acquisition of WTL before the acquisition of its parents. Tell us why this presentation is appropriate. Considering that your historical financial statements should reflect the continuation of WHI, the legal acquirer, pursuant to ASC 805-40-45-1, explain why your financial statements do not reflect WSL and Ferret Consulting investments in WTL starting on November 30, 2021, the date WHI acquired WSL and Ferret Consulting.
         Alternatively, tell us whether WSL is the predecessor entity upon the acquisitions of WSL and Ferret Consulting and what consideration was given to presenting the predecessor audited financial statements through November 29, 2021.
13. We note the revised disclosure in response to prior comment 18. As previously requested, please separately disclose each of the major classes of liabilities assumed for each of the acquisitions. Refer to ASC 805-20-50-1(c).
14. We note your response to prior comment 19. As previously requested, revise to disclose the qualitative factors that make up the goodwill. Refer to ASC 805-30-50-1(a).
15. We note your revised disclosure in response to prior comment 20 explaining why the
         Ferrett Consulting acquisition resulted in a bargain purchase gain. Tell us how your valuation methodologies of the assets acquired included strategic placement of Worldcall
         Fiber Network, skilled workforce, synergies, favorable market
conditions, and the asset   s
         potential. Explain why you believe the sellers of Ferret Consulting agreed to a purchase price lower the fair value of its net assets that primarily included long-term loans and long-term and short-term investments.
 Dana Green
FirstName
GlobalTechLastNameDana  Green
             Corp
Comapany
April       NameGlobalTech Corp
       26, 2023
April 526, 2023 Page 5
Page
FirstName LastName
16. We note that WHI issued 100,000 of its shares to Ferret Consulting and 100,000 of its shares to WSL on November 30, 2021 as consideration for each of these business combinations. In response to prior comment 21, you indicate that you determined the fair value of shares based upon the valuation of combined entities using multiple valuation techniques such as the present value of cash flow and replacement cost
etc.    and the per
         share fair value of the WHI shares issued for these acquisitions was different because the valuation of combined entities was different. Please tell us the specific valuation methodology used to determine the fair value of the WHI shares issued as consideration for the business combinations. Provide a qualitative and quantitative explanation of the inputs to your valuation methodology, including the specific estimates and assumptions.
         Please explain how the    valuation of the combined entities    is an
input to the valuation of
         the WHI shares issued for these acquisitions. That is, the consideration transferred in a business combination should be measured at fair value the equity interests issued by the acquirer. Refer to ASC 805-30-30-7.
Note 20. Net Revenue, page F-33

17. You indicate in response to prior comment 24 that the connection and membership fee entitles the customer to access the cable TV and internet services provided by the company and it is separately identifiable within the context of the contract. It does not appear that this activity relates to the transfer of a promised good or service to the customer that is capable of being distinct. Refer to ASC 606-10-25-19 and 25-20. As such, it appears that this advance payment should be combined with the video or data delivery service and recognized as revenue when those future services are provided.
         Please revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Sean Neahusan